

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2014

<u>Via E-mail</u>
Mr. Michael Metcalf
Chief Executive Officer and Chief Financial Officer
Voice Assist, Inc.
15 Enterprise Drive, Suite 350
Aliso Viejo, California 92656

      Re: Voice Assist, Inc.
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed April 16, 2013
               File No. 0-54535

Dear Mr. Metcalf:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ William H. Thompson

               William H. Thompson
               Accounting Branch Chief

CC: Claude Roxborough, Wilson Harvey Browndorf, LLP